

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



03040191

December 5, 2003

Margaret U. Hodgson
First Vice President and
Senior Attorney
SunTrust Banks, Inc.
GA-Atlanta-0643
Post Office Box 4418
Atlanta, GA 30302

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 12/5/2003

Re: SunTrust Banks, Inc.

Dear Ms. Hodgson:

This is in regard to your letters dated November 24, 2003 and November 28, 2003 concerning the shareholder proposal submitted by the United Brotherhood of Carpenters Pension Fund for inclusion in SunTrust's proxy materials for its upcoming annual meeting of security holders. Your letters indicate that the proponent has withdrawn the proposal, and that SunTrust therefore withdraws its November 13, 2003 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Grace K. Lee
Special Counsel

cc: Douglas J. McCarron
Fund Chairman
United Brotherhood of Carpenters Pension Fund
101 Constitution Avenue, N.W.
Washington, DC 20001

750556

SunTrust Banks, Inc.
GA-Atlanta-0643
Post Office Box 4418
Atlanta, Georgia 30302
Tel 404.588.8522
Fax 404.724.3550
margy.hodgson@suntrust.com

Margaret U. Hodgson
First Vice President and
Senior Attorney


SunTrust

VIA OVERNIGHT MAIL

November 13, 2003

Douglas J. McCarron
Fund Chairman
United Brotherhood of Carpenters
and Joiners of America
101 Constitution Ave., NW
Washington, DC 20001

Re: Shareholder Proposal

Dear Mr. McCarron:

We received your shareholder proposal on November 3, 2003, which you submitted for inclusion in SunTrust Banks, Inc.'s ("SunTrust") proxy statement in connection with its 2004 Annual Meeting. We are writing to inform you that the United Brotherhood of Carpenters and Joiners of America does not appear in SunTrust's records as a registered holder, and that you failed to comply with the eligibility requirements set forth in Question 2 of Rule 14a-8. We are therefore seeking to exclude your proposal from SunTrust's proxy statement. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter.

If you have any questions, please feel free to call me at the above referenced number.

Sincerely,

Margaret U. Hodgson

Margaret U. Hodgson

MUH/lps

Copy to: U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel

S:\LEGAL\MHODGSON\LETTERS\03\MCCARRON.LTR.DOC

SunTrust Banks, Inc.
GA-Atlanta-0643
Post Office Box 4418
Atlanta, Georgia 30302
Tel 404.588.8522
Fax 404.724.3550
margy.hodgson@suntrust.com

Margaret U. Hodgson
First Vice President and
Senior Attorney


SUNTRUST

VIA OVERNIGHT MAIL

November 13, 2003

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, NW
Washington, DC 20549

Re: Exclusion of Shareholder Proposal from Proxy Statement

Dear Sir or Madam:

On November 3, 2003 SunTrust Banks, Inc. ("SunTrust") received a shareholder proposal from the United Brotherhood of Carpenters and Joiners of America, six copies of which are attached. SunTrust seeks to exclude this shareholder proposal from its proxy statement for the 2004 Annual Meeting for the following reasons:

1. The shareholder proposal was received on November 3, 2003, which was after the deadline for receipt of shareholder proposals pursuant to Question 5 of Rule 14a-8. The date of SunTrust's proxy statement released to shareholders in connection with the 2003 annual meeting was February 28, 2003.

2. In accordance with subsection (10) of Question 9 of Rule 14a-8, SunTrust has already substantially implemented the proposal. The proposal requires that the Board of Directors and the Audit Committee adopt a policy that the selection of SunTrust's independent auditor be submitted to SunTrust's shareholders for their ratification at SunTrust's annual meeting. SunTrust's Audit Committee, made up entirely of directors who are independent under the rules of the New York Stock Exchange, adopted such a policy at a meeting on November 11, 2003. Attached are six certified copies of the resolution adopted by the Audit Committee.

As required by Rule 14a-8, we are also enclosing six copies of this letter. If you have any questions or comments, please feel free to call me at the above number. We look forward to your response.

Sincerely,



Margaret U. Hodgson

MUH/lps
Attachments

Copy to: Douglas J. McCarron
United Brotherhood of Carpenters
and Joiners of America

S:\LEGAL\MHODGSON\LETTERS\03\SEC.LTR.DOC

SECRETARY'S CERTIFICATE

I, Margaret U. Hodgson, do hereby certify that I am the duly elected and qualified Assistant Corporate Secretary of SunTrust Banks, Inc., a Georgia corporation (the "Corporation"), and that the attached is a true and correct copy of a certain resolution adopted by the Audit Committee of the Board of Directors of the Corporation at a meeting duly held on the 11th day of November, 2003 at which a quorum was present, and that such resolution has not been rescinded or modified.

IN WITNESS WHEREOF, I have affixed my name as Assistant Corporate Secretary and have caused the seal of the Corporation to be hereunto affixed this 13th day of November, 2003.

Margaret U. Hodgson

Margaret U. Hodgson
Assistant Corporate Secretary

[SEAL]

S:\MHODGSON\TEMPFORMS\ASSTSECCERT.AUDITCOMMBOD.DOC

SUNTRUST BANKS, INC.
AUDIT COMMITTEE MEETING
November 11, 2003

AUDITOR RATIFICATION RESOLUTION

RESOLVED, that the Audit Committee hereby adopts a policy that the selection of the independent auditor for SunTrust Banks, Inc. (the "Company") be submitted to the Company's shareholders for their ratification at the Company's annual meeting.

* * * * *

Rec'd Nov. 3, 2003



UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

October 31, 2003

Raymond D. Fortin
Corporate Secretary
Suntrust Banks, Inc.
303 Peachtree St N E
Atlanta, Ga 30308

RECEIVED
2003 NOV 17 AM 10:15

Re: Shareholder Proposal

Dear Mr. Fortin:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the SunTrust Banks, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the issue of shareholder ratification of the public accounting firm selected to audit the Company's financial statements. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 4,700 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund and other Carpenter pension funds are long-term holders of the Company's common stock. The Proposal is submitted in order to promote auditor independence and investor confidence in the system of corporate auditing and financial reporting.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724



If you have any questions or wish to discuss the Proposal, please contact our Corporate Governance Advisor, Edward J. Durkin, at (202) 546-6206 ext. 221. Copies of correspondence or a request for a "no-action" letter should likewise be forwarded to Mr. Durkin at United Brotherhood of Carpenters, Carpenters Corporate Governance Project, 101 Constitution Avenue, NW, Washington D.C. 20001 or faxed to 202-543-4871.

Sincerely,



Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin

Enclosure

Auditor Ratification Proposal

Resolved: That the shareholders of SunTrust Banks, Inc. (the "Company") request that the Board of Directors and its Audit Committee adopt a policy that the selection of the Company's independent auditor be submitted to the Company's shareholders for their ratification at the Company's annual meeting.

Supporting Statement: A Company's independent auditor has an important duty to the investing public. The American Institute of Certified Public Accountants' ("AICPA") Code of Professional Conduct provides in Section 53 - Article II: The Public Interest:

> A distinguishing mark of a profession is acceptance of its responsibility to the public. The accounting profession's public consists of clients, credit grantors, governments, employers, investors, the business and financial community, and others. . . .
>
> In discharging their professional responsibilities, members may encounter conflicting pressures from among each of those groups. In resolving those conflicts, members should act with integrity, guided by the precept that when members fulfill their responsibility to the public, clients' and employers' interests are best served.

The U.S. Securities and Exchange Commission recently adopted the Final Rule: Strengthening the Commission's Requirements Regarding Auditor Independence, Release No. 33-8183, May 6, 2003. As the Commission stated:

> The final rules advance our important policy goal of protecting the millions of people who invest in our securities markets in reliance on financial statements that are prepared by public companies and other issuers and that, as required by Congress, are audited by independent auditors. . . .
>
> As directed by the Sarbanes-Oxley Act, the rules focus on key aspects of auditor independence: [including] the unique ability and responsibility of the audit committee to insulate the auditor from pressures that may be exerted by management. . . .

We acknowledge the positive contributions of the Sarbanes-Oxley Act to protecting auditor independence through the expanded role of the audit committee. However, we believe that shareholders also have a critically important role to play in protecting auditor independence. While many companies present a management-sponsored proposal seeking shareholder ratification of the auditors, our Company does not.

Sarbanes-Oxley provides for detailed disclosure of the audit and non-audit fees paid to auditors. By requesting that shareholders vote to ratify our Company's independent auditor this proposal is intended to give shareholders a means of communicating to the Board and its Audit Committee whether they are satisfied that our auditor is sufficiently independent of management to perform properly its duties.

The proposal does not infringe on the Audit Committee's ability to select our Company's auditor. Rather, it seeks for shareholders the right to ratify or not ratify that choice. The proposal requests that the Board and its Audit Committee adopt a policy concerning auditor ratification. If a majority of shareholders do not ratify the Audit Committee's selection, we would hope -- but the proposal does not mandate -- that the policy would provide for the Audit Committee to take the shareholders' views into consideration and reconsider its choice of auditors. We urge your support for restoring this important right.

SunTrust Banks, Inc.
GA-Atlanta-0643
Post Office Box 4418
Atlanta, Georgia 30302
Tel 404.588.8522
Fax 404.724.3550
margy.hodgson@suntrust.com

Margaret U. Hodgson
First Vice President and
Senior Attorney


SUNTRUST

VIA OVERNIGHT MAIL

November 24, 2003

RECEIVED
2003 NOV 25 PM 4:21
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, NW
Washington, DC 20549

Re: Withdrawal of Shareholder Proposal from Proxy Statement

Dear Sir or Madam:

By letter dated November 13, 2003 SunTrust Banks, Inc. ("SunTrust") stated its reasons why it believes a shareholders proposal submitted by the United Brotherhood of Carpenters and Joiners of America should be excluded from SunTrust's proxy statement for its 2004 Annual Meeting. Subsequently, the United Brotherhood of Carpenters and Joiners of America has withdrawn its proposal. A copy of their letter withdrawing the proposal is attached.

If you have any questions, please feel free to contact me at the above number.

Sincerely,

Margaret U. Hodgson

Margaret U. Hodgson

MUH/lps
Attachment

Copies to: Douglas J. McCarron
United Brotherhood of Carpenters
and Joiners of America

Edward J. Durkin
United Brotherhood of Carpenters
and Joiners of America

S:\LEGAL\MHODGSON\LETTERS\03\SEC.LTR.2.DOC



UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

[SENT VIA FACSIMILE 404-724-3550]

November 24, 2003

Margaret U. Hodgson
First Vice President and
Senior Attorney
SunTrust Banks, Inc.
GA-Atlanta-0642
Post Office Box 4418
Atlanta, GA 30302

Re: Carpenter's Shareholder Proposal

Dear Ms. Hodgson:

Upon review, we concur that the shareholder proposal submitted by the United Brotherhood of Carpenters Pension Fund ("Pension Fund") arrived at SunTrust Banks' offices after the shareholder proposal deadline set in the SunTrust Banks' proxy statement. On behalf of the Pension Fund, I hereby formally withdraw the shareholder proposal. I trust you will convey the status of the shareholder proposal to the U.S. Securities and Exchange Commission so as to eliminate any need for their further consideration of your no-action letter of November 13, 2003.

Sincerely,

Edward J. Durkin
Corporate Governance Advisor

cc. Douglas J. McCarron, Fund Chairman

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724

SunTrust Banks, Inc.
GA-Atlanta-0643
Post Office Box 4418
Atlanta, Georgia 30302
Tel 404.588.8522
Fax 404.724.3550
margy.hodgson@suntrust.com

Margaret U. Hodgson
First Vice President and
Senior Attorney

SunTrust

VIA FACSIMILE 202.942.9525 ONLY

November 28, 2003

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, NW
Washington, DC 20549
Attn: Grace Lee

Re: Withdrawal of Shareholder Proposal from Proxy Statement

Dear Ms. Lee:

By letter dated November 13, 2003 SunTrust Banks, Inc. ("SunTrust") stated its reasons why it believes a shareholders proposal submitted by the United Brotherhood of Carpenters and Joiners of America should be excluded from SunTrust's proxy statement for its 2004 Annual Meeting. Subsequently, the United Brotherhood of Carpenters and Joiners of America has withdrawn its proposal. A copy of their letter withdrawing the proposal is attached. SunTrust also wishes to withdraw its no action request.

If you have any questions, please feel free to contact me at the above number.

Sincerely,



Margaret U. Hodgson

MUH/lps
Attachment

S:\LEGAL\MHODGSON\LETTERS\03\LEE.LTR.DOC



UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

[SENT VIA FACSIMILE 404-724-3550]

November 24, 2003

Margaret U. Hodgson
First Vice President and
Senior Attorney
SunTrust Banks, Inc.
GA-Atlanta-0642
Post Office Box 4418
Atlanta, GA 30302

Re: Carpenter's Shareholder Proposal

Dear Ms. Hodgson:

Upon review, we concur that the shareholder proposal submitted by the United Brotherhood of Carpenters Pension Fund ("Pension Fund") arrived at SunTrust Banks' offices after the shareholder proposal deadline set in the SunTrust Banks' proxy statement. On behalf of the Pension Fund, I hereby formally withdraw the shareholder proposal. I trust you will convey the status of the shareholder proposal to the U.S. Securities and Exchange Commission so as to eliminate any need for their further consideration of your no-action letter of November 13, 2003.

Sincerely,

Edward J. Durkin
Corporate Governance Advisor

cc. Douglas J. McCarron, Fund Chairman

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724

FAX Cover Sheet

SUNTRUST

Date: 11/28/03 # of pages including cover sheet 3

TO:

Name: Grace Lee

Company: SEC

Phone #: Fax #: 202-942-9525

COPIES TO:

Name: Name:

Fax #: Fax #:

FROM: MARGARET U. HODGSON
SunTrust Banks, Inc. - Legal Department
Phone: (404) 588-8522 or S/D 340-8522
Fax: (404) 724-3550 or S/D 340-3550

If you do not receive all of the pages, please call Lynn Swift at (404) 581-1678 as soon as possible.

COMMENTS/SPECIAL INSTRUCTIONS